Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Commerce Bancorp, Inc.
Commission File No.: 1-12069
          This filing, which includes (i) materials used in a presentation held on October 2, 2007 for investors, (ii) materials posted on TD Bank Financial Group’s website on October 2, 2007 regarding Commerce Bancorp, Inc. and (iii) materials posted on TD Bank Financial Group’s website on October 2, 2007 regarding the acquisition of Commerce Bancorp, Inc., contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.’s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group’s and Commerce Bancorp, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
          The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp’s shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000
          The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.’s directors and executive officers is available in Commerce Bancorp, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON OCTOBER 2, 2007 FOR INVESTORS.
Investor Presentation October 2007

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable "safe harbour" of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions, cost savings and other statements, including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.'s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group's and Commerce Bancorp, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report (www.TD.com) on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp's shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto- Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.'s directors and executive officers is available in Commerce Bancorp, Inc.'s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-looking statements and additional information

TD Bank Financial Group ? Industry-leading performance - proven record as earnings growth leader ? A different kind of bank - better growth, lower risk retail focus ? U.S. growth platform - two franchises: TD Banknorth, TD Ameritrade ? Leading North American Financial Services Company - well positioned in attractive Canadian market

Major Business Segments

TD Bank Financial Group

TD Bank Financial Group

TD Canada Trust / TD Commercial Banking	TD Waterhouse / TD Asset Management	TD Securities	TD Banknorth	TD AMERITRADE
Canadian P&C	**Canadian Wealth**	**Wholesale**	**U.S. P&C**	**U.S. Wealth**
• #1 or #2 market share in most retail products[1] • ~11 million customers, including 2.6 million active on-line customers[2]	• #1 in discount brokerage[3]	• #1 in equity block trading[4] • #1 in equity underwriting - bookrunner[5]	• On total assets, would place in the top 25 banks in the U.S. • 393,000 active on-line customers[2]	• 1 of the 3 largest on-line brokers in the U.S. • TD ownership ~39.9%

1. Source: Office of the Superintendent of Financial Institutions; Starfish
2. On-line Statistics from Forrester On-line Financial Services Benchmark: Q1 2007
3. Market share is based on Investor Economics
4. Source: Starquote (ranking is for 6 months ending June, 2007)
5. Source: Thomson Financial (ranking is for 6 months ending June, 2007)

4

P&C Dom Wealth TD AMTD TD BNK Wholesale YTD Q3/07 1681 382 186 235 667 TD Canada Trust TD Securities TDW Canada TD AMTD TD Banknorth TD At A Glance Canadian Retail 66% Earnings Breakdown YTD Q3/071 Wealth Management 18% U.S. Retail 13% 79% Retail The Bank's financial results prepared in accordance with GAAP are referred to as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results (i.e., reported results excluding "items of note", net of income taxes) to assess each of its businesses and measure overall Bank performance. Adjusted net income, adjusted earnings per share (EPS) and related terms used in this presentation are not defined terms under GAAP and may not be comparable to similar terms used by other issuers. See "How the Bank Reports" in the Q3 2007 Report To Shareholders (td.com/investor) for further explanation, a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results. See also starting on page 12 of the 2006 Annual Report (td.com/investor) for an explanation of how the Bank reports and a reconciliation of the Bank's non-GAAP measures to reported basis (GAAP) results for FY02-FY06 and see pages 116-117 of the 2006 Annual Report for a reconciliation for 10 years ending FY06.

Market Cap $US billion A Top 10 North American Player Market Cap Rank1 $US billion 2002 2004 8/31/2007 EPS adjusted 12 25.7 49.1 $12.0B $25.7B $49.1B Citigroup $233.2 1 Bank of America $224.9 2 JP Morgan Chase $150.7 3 Wells Fargo $124.2 4 Wachovia $93.2 5 RBC $65.4 6 U.S. Bancorp $55.9 7 Bank of New York Mellon $46.0 10 Scotiabank $48.5 9 TD Bank $49.1 8 Market Cap as of August 31, 2007

Attractive Canadian Market 2007 Real GDP Forecast 2.5% 2.1% Real GDP/capita $C 36K $US 38K Unemployment Rate (U.S. measure) 5.4% 4.6% Fiscal position (% of GDP) Surplus +0.6% Deficit -1.2% Current Account Position Surplus +1.6% Deficit -6.0% Inflation 2.3% 2.7% Source: The Economist August 4, 2007, Bureau of Labour Statistics, Statistics Canada; all figures are 2007 estimates. Canada U.S. Fundamentals best of G7

A Different Kind of Bank ? Premium earnings mix ? Lower risk wholesale ? Strong balance sheet Better growth at lower risk More Consistent Earnings =

Best Return for Risk Undertaken 48% greater than average Return on Risk-Weighted Assets1 Canadian Peers (4 banks)2 Money Center Banks3 Top 3 Super-Regional Banks4 Average TD Cdn Money Center Super-Regionals East 0.0285 0.0209 0.0158 0.0209 TD based on adjusted results as defined on slide #5. Return on Risk-Weighted Assets are based on Annualized YTD Q3/07 results for Canadian banks and Annualized YTD Q2/07 for U.S. banks. Canadian Peers- other big 4 banks (RY, BNS, BMO and CM) adjusted on a comparable basis to exclude identified non-underlying items. Money Center Banks are C, BAC, JPM. Adjusted earnings based on SNL Financial database - Net Income before Non-recurring items, Extraordinary Items, Security gains and Amortization. Super-regional Banks are WFC, WB and USB. Adjusted earnings based on SNL Financial database - Net Income before Non-recurring items, Extraordinary Items, Security gains and Amortization.

TD Bank Financial Group

Building On Strong Core Businesses

Canadian Personal & Commercial

Market share in most retail products[1]	#1 or #2
Overall quality of customer service[2]	#1
Highest in customer satisfaction[3]	#1
Best Consumer Internet bank in Canada[4]	#1
TDCT brand – In top 10 best managed brands[5]	Only Canadian Bank

Canadian Wealth Management

Discount brokerage[6]	#1
Mutual funds[7]	#2

1. Source: Office of the Superintendent of Financial Institutions (Canada); Starfish
2. Rated #1 among Canada's five major banks for "Overall quality of customer service" by an independent market research firm Synovate 3 years running (2005, 2006 and 2007).
3. Highest in customer satisfaction – J.D. Power and Associates survey in 2006 and 2007
4. Best Consumer Internet bank in Canada – Global Finance award 4 years running (2004, 2005, 2006 and 2007)
5. 2006 Strategic Council – TD Canada Trust – One of the Best Managed Canadian Brands
6. Market share is based on Investor Economics
7. Based on The Investment Funds Institute of Canada, July 2007 report – TD is #2 among banks (and #4 in the industry) in Mutual Fund Assets

10

Maintained Income... Higher Returns Based on adjusted results as described on slide #5, as applicable Adjusted Net Income ($MM)1 Return on Invested Capital1 Wholesale Bank: Lower Risk, High Return Focus F'03 F'06 YTD Q3/07 Adjusted NI 529 664 667 F'03 F'06 YTD Q3/07 ROIC 0.2 0.28 0.34

Wholesale Banking1 U.S. sub-prime mortgages None U.S. sub-prime exposure via CDO's None Third party Asset-backed Commercial Paper 2 No exposure - TDBFG, TD Asset Management Inc., TD Mutual Funds Corporate Loan Book Nominal LBO exposure No covenant "lite" exposure Hedge Funds No direct lending exposure Nominal trading exposure Prime Brokerage Collateralized based on retail (IDA) margin standards Position as of the Q3/07 Conference Call (August 23, 2007) As issued by the specific trusts named in the August 16, 2007 press release by a group of financial institutions referencing a solution to the liquidity problem affecting third party structured finance asset-backed commercial paper in Canada ("Montreal Agreement").

TD Banknorth Platform ? Focus on organic growth - build "the better bank" Grow revenue while managing our expenses Enhance sale and service culture Focus on overall customer experience Align products and services to customers' demand Leverage TD's capabilities at the segment level

TD Ameritrade Platform ? Best-in-class platform - positioned for organic growth: Full spectrum: active to long-term investor Growth through client segmentation strategy for the mass affluent investor Multi-channel distribution system, including branches 'Best Web-based broker' as honored by Barron's1 ? Strong national brand ? Significant synergies with TD Waterhouse USA Survey published in the March 5, 2007 edition of the Barron's publication.

Conclusion ? Leading North American Financial Services Company - well positioned in attractive Canadian market ? A different kind of bank - better growth, lower risk retail focus ? Industry-leading performance - proven record as earnings growth leader ? U.S. growth platform - two franchises: TD Banknorth, TD Ameritrade

THE FOLLOWING ARE MATERIALS POSTED ON TD BANK FINANCIAL GROUP’S WEBSITE ON OCTOBER 2, 2007 REGARDING COMMERCE BANCORP, INC.
Commerce Bancorp: An Overview October 2007

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable "safe harbour" of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions, cost savings and other statements, including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.'s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group's and Commerce Bancorp, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report (www.TD.com) on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp's shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto- Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.'s directors and executive officers is available in Commerce Bancorp, Inc.'s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-looking statements and additional information

The TD Canada Trust of the U.S. Strong, experienced management team Visible, valuable brand Industry leading customer satisfaction scores - #1 in J.D. Power 2 years in a row A+ site locations - longest hours, best branches Premier deposit gathering franchise Large cohort of super growth branches Total stores 4441,2 16% CAGR 2002-Q207 Deposits3 US$44B 28% Deposits/Store US$100MM2 10% Loans3 US$16B 26% About Commerce Wow! As of August 31, 2007, excluding recently opened branches. Per company data. Source: SNL Financial as of June 30, 2007.

Commerce Bank business profile Banking Insurance Investments $18 billion deposits, 3.8 million accounts Deposits: checking, savings, money market, CDs Lending: personal loans, residential mortgages, home equity loans, education, auto, boat, manufactured housing Retirement plans (IRAs) Top 25 US insurance broker $84mm revenue in 2006 Annual premiums of approximately $1bn Products include Commercial property, casualty and surety Personal lines Employee benefit programs Personal investing and asset management Private banking (high net worth) eMoney Advisor Capital markets $17 billion deposits, 388,000+ accounts Construction and healthcare lending Leasing Specialized lending (media, gaming, technology, financial institutions) Cash management $8 billion deposits, 11,000+ accounts Government depository accounts Cash management services Employee banking Retail Commercial Government Where not otherwise indicated information contained in this presentation is per company data.

Recent Commerce Bank accolades Ranked #1 in 2006 and 2007 for Customer Satisfaction by J.D. Power and Associates Ranked #1 by Consumer Reports' Personal Banking Survey Key Strengths: - Communication - Telephone Service - Convenience - Online Banking

Financial highlights $US millions, except per share values

A differentiated strategy "Growth retailers" (not bankers) A+ site locations - virtually all de novo Premier facilities and consistent store designs Open 7 days a week, 8am to 8pm on weekdays Emotional brand WOW! Fans (not customers) Penny arcades, dog biscuits, painted vans, pens and coin counting machines Customer satisfaction scores lead industry

$ billions Deposits have grown alongside stores Column 1 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2002 14.5 2003 20.7 2004 27.7 2005 34.7 2006 41.3 Q2 '07 44.4 224 270 319 373 428 442 # of stores 28% CAGR

Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 1999 0.13 2000 0.2 2001 0.35 2002 0.39 2003 0.37 2004 0.321 2005 0.24 2006 0.169 Core Deposit Growth Same store deposit performance Source: June 2006 FDIC data. Includes branches open over 1 year. Individual bank totals exclude main office/s if deposits over $1 billion Annual growth

Non-interest bearing demand ($ billions) Savings ($ billions) Interest bearing demand ($ billions) Time1 ($ billions) Strong deposit growth by product type Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 4.6 2004 6.4 2005 8 2006 8.9 6/30/2007 9.4 2003-2007 CAGR = 23% Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 4.2 0.0075 2004 6.5 0.0086 2005 9.5 0.016 2006 10.5 0.0253 6/30/2007 10.5 0.028 2003-2007 CAGR = 30% Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 2.4 0.023 2004 2.5 0.0188 2005 3.1 0.0264 2006 3.8 0.0373 6/30/2007 4.3 0.0444 2003-2007 CAGR = 18% Column 1 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 8.6 0.0073 2004 11.6 0.0095 2005 13.3 0.0203 2006 16.9 0.0333 6/30/2007 18.9 0.0371 2003-2007 CAGR = 25% Note: Average cost of deposits shown per applicable period. Year-to-date represents period ended June 30, 2007 1 Excludes Public Funds deposits

Government Government deposits3 Retail Commercial Retail deposits Commercial deposits Deposit growth by customer type Column 1 Column 2 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 9.8 2004 12.2 2005 15 2006 16.6 YTD 2007 18.2 # of accounts: 3.77mm 25 year average life for Demand Personal Accounts 60% of new deposit accounts sourced from competitors' banks1 Ratio of accounts opened to accounts closed2: 2.15 Average cost of retail deposits of 1.70% # of accounts: 388.3K High average balance: $44,013 50% of deposits in business demand and Not for Profit Now products Ratio of accounts opened to accounts closed: 3.89 Average cost of commercial deposits of 2.86% # of accounts: 11.4K Average balance: $787,371 Average cost of government deposits of 4.95% 2003-YTD 2007 CAGR = 19% Column 1 Column 2 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 6.6 2004 9.1 2005 12.4 2006 15.8 YTD 2007 17.3 Column 1 Column 2 Column 3 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2003 3.4 2004 5.3 2005 6.5 2006 7.7 YTD 2007 7.5 2003-YTD 2007 CAGR = 29% 2003-YTD 2007 CAGR = 21% Note: Data as of June 2007 1 Source data is abased on a sampling of 34% of all new accounts opened for month of June 2007 2 Data for 2007YTD 3 Excludes Public Time deposits

Column 1 Column 4 Column 5 Column 6 Column 7 Column 8 Column 9 Column 10 Column 11 Column 12 Column 13 Column 14 Column 15 Column 16 2002 5.8 2003 7.4 2004 9.5 2005 12.7 2006 15.6 Q2 '07 16.4 $ billions 40% 36% 34% 36% 38% 37% Loan to deposit ratio Loan growth 26% CAGR

Loan and deposit composition Non-interest bearing demand 9376914 Interest-bearing demand 18859695 Savings 10524414 Time 5627242 Slice 6 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Non-interest bearing demand 5635351 Interest-bearing demand 3243091 Savings 2861677 Time 2808722 Slice 6 Slice 7 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Deposits (2002) Total = $14.5bn Deposits (2007 Q2) Total = $44.4bn Commerical 1526826 Owner-occupied 1345306 Residential mortgages (1-4 family) 626652 Home equity 1139589 Consumer (other) 196860 Commercial real estate 987356 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Loans (2002) Commerical 4457589 Owner-occupied 3000421 Residential mortgages (1-4 family) 2299516 Home equity 3299510 Consumer (other) 436831 Commercial real estate 2873712 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Loans (2007 Q2) Total = $5.8bn Total = $16.4bn Non-interest bearing demand 39% Interest-bearing demand 22% Savings 20% Time 19% Non-interest bearing demand 21% Interest-bearing demand 42% Savings 24% Time 13% Commercial 27% Owner-occupied 18% Residential mortgages (1-4 family) 14% Home equity 20% Consumer (other) 3% Commercial real estate 18% Commercial 26% Owner-occupied 23% Residential mortgages (1-4 family) 11% Home equity 20% Consumer (other) 3% Commercial real estate 17%

Federal Agencies Pass Through Certificates (AAA Rated) 1949096 Collateralized Mortgage Obligations (AAA Rated) 10514333 U.S. Government agencies/Other 2122285 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Securities portfolio Federal Agencies Pass Through Certificates (AAA Rated) 1545562 Collateralized Mortgage Obligations (AAA Rated) 10518878 U.S. Government agencies/Other 1156731 Slice 8 Slice 9 Slice 10 Slice 11 Slice 12 Slice 13 Slice 14 Slice 15 Slice 16 Available for sale (2007 Q2) Total = $13.2bn Held to maturity (2007 Q2) Total = $14.5bn Note: Excludes trading securities $27.8bn Total

Impressive combined footprint Over 1,000 branches TD Banknorth Commerce

Pro forma company will rank in top 5 by deposits in North America Source: Company data, SNL Financial, FactSet Note: Market data as of September 21, 2007; Deposit data for U.S. banks as of June 30, 2007, deposit data for Canadian banks as of July 31, 2007; Assumes $1.000 CAD per $USD 1 Includes $15bn sweep accounts for TD Trade Deposit market share for U.S. ($bn) Top 10 banks by deposits in North America ($bn) Rank Company Total Deposits 1 Bank of America $593.7 2 JPMorgan Chase 462.6 3 Wachovia 391.4 4 Royal Bank of Canada 376.3 TD / Commerce pro forma 312.1 5 Bank of Nova Scotia 287.0 6 Wells Fargo 285.6 7 TD 267.7 8 Citigroup 238.0 9 Canadian Imperial Bank 230.2 10 BMO Financial 229.0 Commerce 44.4 Rank Company Total Deposits 1 Bank of America $593.7 2 JPMorgan Chase 462.6 3 Wachovia 391.4 4 Wells Fargo 285.6 5 Citigroup 238.0 6 Washington Mutual 201.4 7 SunTrust 114.5 8 U.S. Bancorp 112.0 9 HSBC 106.9 10 Royal Bank of Scotland 100.7 11 Regions Financial 88.2 TD / Commerce pro forma 87.4 12 National City 82.1 13 BB&T Corporation 82.0 14 Capital One 81.7 15 PNC Financial 73.4 16 Fifth Third 66.3 17 KeyCorp 57.3 18 Countrywide 55.6 19 Sovereign 51.8 20 BNP Paribas 44.5 Commerce 44.4 TD1 43.0

Commerce market share by MSA New York/Northern NJ/Long Island New York/Northern NJ/Long Island (excluding branches > $1bn) Source: SNL Financial Note: Data as of June 30th 2006 1 Total branch and deposit figures includes all institutions, not just the top 10

Commerce market share by MSA Atlantic City Philadelphia/Camden/Wilmington Source: SNL Financial Note: Data as of June 30th 2006 1 Total branch and deposit figures includes all institutions, not just the top 10

Commerce market share by MSA Washington/Arlington/Alexandria Miami/Fort Lauderdale/Pompano Beach Source: SNL Financial Note: Data as of June 30th 2006 1 Total branch and deposit figures includes all institutions, not just the top 10

THE FOLLOWING ARE MATERIALS POSTED ON TD BANK FINANCIAL GROUP’S WEBSITE ON OCTOBER 2, 2007 REGARDING THE ACQUISITION OF COMMERCE BANCORP, INC.
TD Acquires Commerce Bancorp October 2, 2007

The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable "safe harbour" of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions, cost savings and other statements, including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Commerce Bancorp, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Commerce Bancorp, Inc.'s businesses into those of TD Bank Financial Group in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause TD Bank Financial Group's and Commerce Bancorp, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report (www.TD.com) on Form 40-F for The Toronto-Dominion Bank and the 2006 Annual Report on Form 10-K of Commerce Bancorp, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). The proposed merger transaction involving The Toronto-Dominion Bank and Commerce Bancorp, Inc. will be submitted to Commerce Bancorp's shareholders for their consideration Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto- Dominion Bank and Commerce Bancorp, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, (416) 308-9030, or to Commerce Bancorp, Inc., Shareholder Relations, 1701 Route 70 East Cherry Hill, NJ 08034-5400, 1-888-751-9000. The Toronto-Dominion Bank, Commerce Bancorp, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2006, which was filed with the Securities and Exchange Commission on December 11, 2006, and its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 23, 2007. Information regarding Commerce Bancorp, Inc.'s directors and executive officers is available in Commerce Bancorp, Inc.'s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 13, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-looking statements and additional information

Unique and compelling opportunity Impressive footprint & market share in contiguous region Outstanding strategic and operating fit Delivers critical mass in the U.S. - North American powerhouse Opportunity for accelerated organic growth Complementary North American retail banking business model Superior value creation opportunity

The TD Canada Trust of the U.S. Strong, experienced management team Visible, valuable brand Industry leading customer satisfaction scores - #1 in J.D. Power 2 years in a row A+ site locations - longest hours, best branches Premier deposit gathering franchise Large cohort of super growth branches Total stores 4441,2 16% CAGR 2002-Q207 Deposits3 US$44B 28% Deposits/Store US$100MM2 10% Loans3 US$16B 26% About Commerce Wow! As of August 31, 2007, excluding recently opened branches. Per company data. Source: SNL Financial as of June 30, 2007.

Complementary business models and strengths Multiple leverage points to fuel future growth TD, TD Banknorth and Commerce can all contribute Asset and liability management Product suite expansion Commercial/Wealth/Wholesale Deposit growth platform De novo branch expertise Efficiency focus Asset gathering Integration experience WOW! Fan experience

Embedded growth - latent profitability Embedded value & strong growth profile Mature stores Commerce store vintage Super growth stores1 Engine for organic growth Pre 2004 2004 to 2007 New stores Number of locations 271 173 Deposit Growth profile Excellent Industry Leading Proven turn-key model Average Deposits2 US$133MM US$48MM As of June 30, 2007, including 2 stores opened subsequently. August 2007 monthly average.

Low risk transaction Low loan-to-deposit ratio Achievable synergies Reduced risk + = Cultural compatibility +

Major North American franchise 7th largest bank by branches in North America As of August 31, 2007 per company. Source: SNL Financial. Company filings. Note: Branch data as of most recent reported to SNL. Pro forma branches Commerce1 TD TD/Commerce pro forma 444 2,102

Value per Commerce share: US$42.001 Exchange Ratio: Fixed exchange ratio. Each outstanding Commerce share will receive 0.4142 shares of TD and US$10.50 in cash Aggregate transaction value: US$8.5 billion on 203MM fully diluted Commerce shares Consideration mix: 75% stock, 25% cash Restructuring charge: US$490 million, pre-tax Cost synergies: US$310 million pre-tax, fully phased-in by 20092 Revenue synergies: Identified but not factored into transaction financials Transaction multiples 22.5X price to 2008 earnings, 2.96X price to tangible book value, 13.5% core deposit premium Post-synergy multiples 13.8X price to 2008 earnings including fully phased-in synergies Expected closing: March/April, 2008 subject to regulatory and Commerce shareholder approval Based on US$76.06 reference price calculated as the average of TD's 5 day average price and TD's closing price of September 28, 2007 and the foreign exchange rate on each of the respective days. US$87 MM pre-tax expected to be realized in F2008. Key terms and metrics

Assets US$404B Loans 172 Deposits 268 Shareholders' Equity 21 TD1 At July 31, 2007 Tier 1 Capital Ratio 10.2% US$48B 16 44 3 Commerce At June 30, 2007 11.7% US$458B 188 312 27 8.75% to 9.0% Strong balance sheet and capital ratios Assumes FX parity of C$ and US$ Includes estimated accounting adjustments relating to the transaction. Capital strength TD2 Pro forma (July 31, 2007)

2008 2009 Pro forma GAAP net income $4,236 $5,093 Current TD GAAP EPS estimate $5.74 $6.50 Pro forma TD GAAP EPS estimate $5.46 $6.28 GAAP EPS accretion/(dilution) to TD $(0.28) $(0.22) Pro forma earnings impact 2008 2009 Pro forma adjusted net income $4,690 $5,517 Current TD adjusted EPS estimate $6.15 $6.80 Pro forma TD adjusted EPS estimate $6.05 $6.80 Adjusted EPS accretion/(dilution) to TD $(0.10) - GAAP and adjusted earnings 2008 & 2009, C$MM1 ROIC 7% in 2009 IRR 15% TD's 2008 GAAP and adjusted net income and EPS estimates are based on current analyst consensus estimates. TD's 2009 EPS and net income is the 2008 net income and EPS grown at the IBES long-term growth rate of 10.5%. Commerce forward earnings and all other transaction adjustments are based on TDBFG internal management estimates.

2007E 2008E 2009E 358 750 1200 Total TD U.S. P&C banking segment adjusted earnings1 C$MM 2007E is based on YTD Q3 2007 results and the Q4 2007 estimate of C$123 as reiterated at the TD Banknorth Investor Day on June 28, 2007. 2008E is equal to the Q4/07 estimate annualized plus management's estimate of the expected contribution from the Commerce transaction. 2009E is equal to the 2008E, excluding the contribution from the Commerce transaction, increased by our target growth rate range of 7 to 10%, plus management's estimate of the contribution from the Commerce transaction. U.S. Personal & Commercial Banking

Impressive combined footprint TD Banknorth Commerce Over 1,000 branches

Scale in key markets Top 10 US MSAs by deposits1 Excludes deposits over US$1 billion for branches with over US$1billion in deposits. Operating in 5 of the largest and wealthiest urban markets in the U.S. New York Philadelphia Boston New York 25 15 5.5 Total Deposits and stores by MSA Stores 325 106 175 US$B

Clear focus during integration ? Consolidate TD Banknorth New Jersey, Philadelphia Synergies and continued growth ? Deliver cost synergies Align infrastructure and integrate back office ? Management team TD Banknorth & Commerce teams remain in place Dennis DiFlorio and Bob Falese report to Bharat Masrani ? Execute organic growth strategy Including NYC, Boston and south beachheads

The Commerce perspective ? A cultural alignment ? Commitment to continued growth ? Enthusiastic - a great fit

Unique and compelling opportunity Impressive footprint & market share in contiguous region Outstanding strategic and operating fit Delivers critical mass in the U.S. - North American powerhouse Opportunity for accelerated organic growth Complementary North American retail banking business model Superior value creation opportunity

Appendix

Transaction comparables Source: Company filings, FactSet Note: Transactions include Bank of America/LaSalle, BBVA/Compass, PNC/Mercantile, Capital One/North Fork, Wachovia/SouthTrust, SunTrust/National Commerce 1 Represents premium to target share price 5 days prior to announcement 2 Next twelve months Bank transactions greater than $6 billion since 2004 (excludes MOEs) Price/NTM2 EPS NTM2 PEG Price to: Premium1 (%) w/o synergies (x) w/ synergies (x) w/o synergies (%) w/ synergies (%) Book value (x) Tangible book value (x) Core deposit premium (%) High 30.3% 21.3x 15.8x 248% 180% 3.4x 4.9x 40.3% Median 25.5 18.1 14.8 174 135 2.5 4.1 38.1 Low 16.9 16.0 10.2 146 119 1.6 3.4 23.0 TD/Commerce 10.5% 23.4x 14.2x 180% 109% 2.8x 3.0x 13.5%